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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                     United International Holdings, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 910734 10 2
               ----------------------------------------------
                                (CUSIP Number)


Check the following if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). _____

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP No. 910734 10 2     SCHEDULE 13G    Reporting Persons  1 of 4
                                                                  ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Joseph E. Giovanini

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power            34,167**

6.  Shared voting power       1,782,140***

7.  Sole dispositive power       34,167**

8.  Shared dispositive power  1,782,140***

9.  Aggregate amount beneficially owned by each reporting person

    1,816,307

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    6.5%

12. Type of reporting person*

    In

** Represents 34,167 shares of Class A Common Stock that are subject to presently exercisable options.
*** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  2 of 4
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Clarice J. Giovanini

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power

6.  Shared voting power         1,782,140**

7.  Sole dispositive power

8.  Shared dispositive power    1,782,140**

9.  Aggregate amount beneficially owned by each reporting person

    1,782,140

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    6.4%

12. Type of reporting person*

    In

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  3 of 4
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Giovanini Properties

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power         398,568 **

6.  Shared voting power

7.  Sole dispositive power    398,568**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    398,568**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    1.5%

12. Type of reporting person*

    Pn

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  4 of 4
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Giovanini Investments Ltd.

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power         1,383,572**

6.  Shared voting power

7.  Sole dispositive power    1,383,572**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    1,383,572**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    5.0%

12. Type of reporting person*

    Pn

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

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Item 1.

(a)  	Name of Issuer

United International Holdings, Inc.

(b) 	Address of Issuer's Principal Executive Offices

4643 S. Ulster - #1300
Denver, CO  80237

Item 2.

(a) 	Name of Person Filing

Joseph E. Giovanini
Clarice J. Giovanini
Giovanini Properties
Giovanini Investments, Ltd.

(B) 	Address of Principal Business Offices or, if none, Residence

3745 West Esther Way
Box 607
Teton Village,  Wyoming 83025

(c) 	Citizenship

See Item 4 of Cover Page

(d)	Title of Class of Securities

Class A Common Stock, par value $.01 per share

(e)	CUSIP Number

910734 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Act
(b)	Bank as defined in section 3(a)(6) of the Act
(c)	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	Investment Company registered under section 8 of the Investment Company
    Act
(e)	Investment Adviser registered under section 203 of the Investment
    Advisers Act of 1940
(f)	Employee Benefit Plan, Pension fund which is subject to the provisions
    of the	Employee Retirement Income Security Act of 1974 or Endowment Fund;
    See Sec.	240.13d-1(b)(ii)(F)
(g)	Parent Holding company, in accordance with Sec. 240.13d-1(b)(ii)(G)
    (Note: See	Item	7)
(h)	Group, in accordance with Sec. 240.13d-1(b)(i)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned

See Item 9 of Cover Page

(b)	Percent of class

See Item 11 of Cover Page

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
  		See Item 5 of Cover Page

(ii) shared power to vote or to direct the vote
  		See Item 6 of Cover Page

(iii) sole power to dispose or to direct the disposition of
  		See Item 7 of Cover Page

(iv) shared power to dispose or to direct the disposition of
		  See Item 8 of Cover Page

Item 5. 	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _____

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary of Which
Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Joseph E. Giovanini and Clarice J. Giovanini are each general partners of Giovanini Properties, which hold 398,568 shares of Class B Common Stock of the issuer, and Giovanini Investments, Ltd., which holds 1,383,572 shares of Class B Common Stock.

Cable Acquisition Corp., Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini,
Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider, (collectively, the "Founders"), Apollo Cable Partners, L.P., ("Apollo") and United International Holdings, Inc. (the "Company") are parties to a Stockholders' Agreement (the "Stockholders' Agreement") that provides for the election as directors by Apollo and the Founders of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Company's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement was included as Exhibit
10.16 to the Company's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

Some of the Founders have transferred all or a portion of their shares of the Company to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Giovanini Properties, Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider, Susan G. House, and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement.

The Company's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

There are no other agreements among the undersigned and any other Founder or Apollo with respect to the voting of the Company's securities.

To the best of the undersigned's knowledge, the Founders, Apollo and certain transferees beneficially owned as of December 31, 1996 a total of 13,566,272 shares of the Company's Class A Common Stock. As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Company's stock held by the other members of such "group." Pursuant to Rule 13d-4, the undersigned hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 of the shares of the Company's common stock held by any other Founder, Apollo or their transferees.

Item 9. 	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 25, 1997		 By:  /S/Joseph E. Giovanini
                                ----------------------
					                           Joseph E. Giovanini


Date:  January 25, 1997		  By:  /S/Clarice J. Giovanini
                                -----------------------
					                           Clarice J. Giovanini


GIOVANINI PROPERTIES, a Colorado General partnership

Date:   January 25, 1997		 By:  /S/Joseph E. Giovanini
                                ----------------------
					                           Joseph E. Giovanini
					                           General Partner

GIOVANINI INVESTMENTS, LTD., a Colorado limited partnership

Date:   January 25, 1997		 By:  /S/Joseph E. Giovanini
                                ----------------------
			                             Joseph E. Giovanini
					                           General Partner